Exhibit 5.1

[Letterhead of Wachtell, Lipton, Rosen & Katz]

July 31, 2018

Comerica Incorporated

Comerica Bank Tower

1717 Main Street

Dallas, Texas 75201

RE: Issuance of 3.700% Senior Notes due 2023

Ladies and Gentlemen:

We have acted as special counsel to Comerica Incorporated, a Delaware corporation (the “Company”), in connection with the offer and sale by the Company of $850,000,000 aggregate principal amount of 3.700% Senior Notes due 2023 (the “Securities”) in an underwritten public offering pursuant to the pursuant to the Underwriting Agreement, dated as of July 26, 2018 (the “Underwriting Agreement”), by and among the Company and J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and RBC Capital Markets, LLC, as representatives of the several underwriters listed on Schedule 1 thereto. The Securities are to be issued pursuant to that certain Indenture, dated as of May 23, 2014 (the “Indenture”), between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee.

We have examined: (i) the Registration Statement on Form S-3 (Registration No. 333-223083) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”) on February 16, 2018; (ii) the preliminary prospectus dated July 26, 2018, in the form filed with the Commission pursuant to Rule 424(b) under the Securities Act on July 26, 2018 (the “Preliminary Prospectus”); (iii) the final prospectus dated July 26, 2018, in the form filed with the Commission pursuant to Rule 424(b) under the Securities Act on July 27, 2018 (the “Final Prospectus”, and together with the Preliminary Prospectus, the “Prospectus”) in connection with the offering and sale by the Company of the Securities; (iv) the Indenture; (v) the form of the Securities; (vi) the Restated Certificate of Incorporation of the Company, as amended by the Certificate of Amendment to Restated Certificate of Incorporation, and the Amended and Restated By-laws of the Company; (vii) the Underwriting Agreement; and (viii) such other corporate records, certificates and other documents and such matters of law, in each case, as we have deemed necessary or appropriate.

In rendering this opinion, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to authentic original documents of all documents submitted to us as copies and the legal capacity of all individuals executing such documents. As to any facts material to this opinion that we did not independently establish or verify, we have, with your consent, relied upon oral and written representations of officers of the Company and the statements, certificates and representations of the public officials, officers of the Company and other representatives of parties to the Indenture and the Securities. We have also assumed the valid authorization, execution and delivery of the Indenture and the Securities by each party thereto other than the Company, and we have assumed that each such other party has been duly organized and is validly existing and in good standing under its jurisdiction of organization, that each such other party has the legal capacity, power and authority to perform its obligations thereunder and that each of the Indenture and the Securities constitutes the valid and binding obligation of all such other parties, enforceable against them in accordance with its terms.

Based on the foregoing, and subject to the qualifications and limitations stated herein, we are of the opinion that the Securities, when authenticated by the Trustee in the manner provided in the Indenture and issued and delivered against payment of the purchase price therefor, will be valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

The opinion set forth above is subject to the effects of (a) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting the enforcement of creditors’ rights generally, (b) general equitable principles (whether considered in a proceeding in equity or at law) and (c) an implied covenant of good faith and fair dealing, (d) provisions of law that require that a judgment for money damages rendered by a court in the United States be expressed only in United States dollars, (e) limitations by any governmental authority that limit, delay or prohibit the making of payments outside the United States and (f) generally applicable laws that (i) provide for the enforcement of oral waivers or modifications where a material change of position in reliance thereon has occurred or provide that a course of performance may operate as a waiver, (ii) limit the availability of a remedy under certain circumstances where another remedy has been elected, (iii) limit the enforceability of provisions releasing, exculpating or exempting a party from, or requiring indemnification or contribution of a party for, liability for its own action or inaction, to the extent the action or inaction involves negligence, gross negligence, recklessness, willful misconduct or unlawful conduct, (iv) may, where less than all of a contract may be unenforceable, limit the enforceability of the balance of the contract to circumstances in which the unenforceable portion is not an essential part of the agreed exchange, (v) may limit the enforceability of provisions providing for compounded interest, imposing increased interest rates or late payment charges upon delinquency in payment or default or providing for liquidated damages or for premiums or penalties upon acceleration or (vi) limit the waiver of rights under usury laws. We express no opinion as to whether, or the extent to which, the laws of any particular jurisdiction apply to the subject matter hereof, including, without limitation, the enforceability of the governing law provision contained in the Securities or the Indenture. Furthermore, the manner in which any particular issue relating to the opinions would be treated in any actual court case would depend in part on facts and circumstances particular to the case and would also depend on how the court involved chose to exercise the wide discretionary authority generally available to it. We express no opinion as to the effect of Section 210(p) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

We are members of the Bar of the State of New York. This opinion is limited to the laws of the State of New York, the Delaware General Corporation Law (including the statutory provisions and all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws) and the federal securities laws of the United States, and we express no opinion as to the effect on the matters covered by this opinion of the laws of any other jurisdiction.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Company’s Current Report on Form 8-K filed with the Commission on July 31, 2018, and to the reference to us under the caption “Legal Matters” in the Prospectus. In giving this consent, we do not thereby admit that we are experts within the meaning of Section 11 of the Securities Act or included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission. We assume no obligation to advise the Company or any other person, or to make any investigations, as to any legal developments or factual matters arising subsequent to the date hereof that might affect the opinions expressed herein.

Very truly yours, /s/ Wachtell, Lipton, Rosen & Katz